CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2006	2005
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$38,635,754	$17,516,909
Amounts receivable	467,658	208,762
Due from related parties (note 6)	139,469	–
Investments (note 3)	–	179,000
Prepaid expenses	746,349	85,164
	39,989,230	17,989,835

Equipment (note 2)	1,306,973	6,080
Reclamation deposits	101,279	63,580
Mineral property interests (note 4)	110,910,000	98,630,000

Total Assets	$152,307,482	$116,689,495

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,063,158	$644,245
Due to related parties (note 6)	1,045	55,960
	1,064,203	700,205

Future income taxes (note 7)	15,355,000	19,364,000

Shareholders' equity
Share capital (note 5)	199,772,956	161,228,635
Warrants (note 5(d))	1,252,000	–
Contributed surplus (note 5(e))	7,651,547	5,007,211
Deficit	(72,788,224)	(69,610,556)
	135,888,279	96,625,290
Subsequent events (note 8)

Total Liabilities and Shareholders' Equity	$152,307,482	$116,689,495

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdi Dippenaar	/s/ Zelda Smit

Ferdi Dippenaar	Zelda Smit
Chief Executive Officer	Chief Financial Officer

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Expenses (income)
Amortization	$7,654	$–	$14,023	$–
Conference and travel	168,882	99,279	670,564	152,506
Exploration (see schedule of exploration expenses)	2,320,315	1,271,006	3,919,798	2,931,307
Foreign exchange loss (gain)	(479,853)	287,817	(2,605,088)	(3,232,151)
Interest expense (income)	(466,994)	(115,289)	(866,189)	(350,306)
Legal, accounting, and audit	131,424	140,596	365,152	346,367
Office and administration	953,443	406,801	2,435,557	988,701
Shareholder communications	63,647	57,521	261,958	236,896
Stock-based compensation - exploration (note 5(c))	237,790	2,142	867,244	(7,795)
Stock-based compensation-office and administration (note 5(c))	838,028	121,411	2,031,905	90,528
Trust and filing	7,117	6,132	104,676	78,269
Income (loss) before the undernoted and income taxes	(3,781,453)	(2,277,416)	(7,199,600)	(1,234,322)
Profit (loss) on sale of investments	35,746	–	111,405	(193,150)
Mark-to-market adjustment on investments (note 3)	–	93,000	212,600	(45,000)
Income (loss) before income taxes	(3,745,707)	(2,184,416)	(6,875,595)	(1,472,472)
Future income tax recovery	1,717,927	296,000	3,697,927	1,530,000

Income (loss) for the period	$(2,027,780)	$(1,888,416)	$(3,177,668)	$57,528

Basic and diluted income (loss) per share	$(0.02)	$(0.02)	$(0.03)	$0.00

Weighted average number of common shares outstanding	111,308,314	92,113,379	101,665,636	91,770,888

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Deficit, beginning of period,	$70,760,444	$66,100,841	$69,610,556	$68,046,785
Loss (income) for the period	2,027,780	1,888,416	3,177,668	(57,528)

Deficit, end of the period	$72,788,224	$67,989,257	$72,788,224	$67,989,257

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Operating activities
Income (loss) for the period	$(2,027,780)	$(1,888,416)	$(3,177,668)	$57,528
Items not involving cash
Amortization	28,756	535	36,229	689
Future income tax recovery	(1,717,927)	(296,000)	(3,697,927)	(1,530,000)
Loss (profit) on sale of investments	(35,746)	–	(111,405)	193,150
Mark-to-market adjustment on investments (note 3)	–	(93,000)	(212,600)	45,000
Non-cash stock-based compensation expense	1,075,818	123,553	2,899,149	82,733
Unrealized foreign exchange loss (gain)	(1,165,299)	20,115	(3,874,299)	(3,343,885)
Warrants received for property option agreement	–	–	–	(345,000)
Changes in non-cash operating working capital
Amounts receivable	(96,972)	(87,222)	(258,896)	(71,765)
Prepaid expenses	(710,732)	(67,268)	(661,185)	34,089
Accounts payable and accrued liabilities	97,715	(306,359)	418,913	(345,239)
Cash used in operating activities	(4,552,167)	(2,594,062)	(8,639,689)	(5,222,700)

Investing activities
Mineral property acquisition costs	(23,774)	–	(23,774)	–
Proceeds on sale of investments	161,746	–	547,005	77,850
Purchase of equipment	(1,255,485)	(612)	(1,337,122)	(7,322)
Purchase of shares on exercise of Lumina warrants (note 3)	(7,000)	–	(44,000)
Reclamation deposits	(40,076)	–	(37,699)	–
Cash provided by (used in) investing activities	(1,164,589)	(612)	(895,590)	70,528

Financing activities
Common shares issued for cash, net of issue costs	2,446,245	–	30,848,508	5,018,062
Advances from (to) related parties (note 6)	106,933	67,445	(194,384)	(87,895)
Cash provided by (used in) financing activities	2,553,178	67,445	30,654,124	4,930,167

Increase (decrease) in cash and equivalents	(3,163,578)	(2,527,229)	21,118,845	(222,005)
Cash and equivalents, beginning of period	41,799,332	19,504,772	17,516,909	17,199,548

Cash and equivalents, end of period	$38,635,754	$16,977,543	$38,635,754	$16,977,543

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Interest received	$466,994	$115,289	$866,189	$350,306

Non-cash financing and investing activities
Warrants received for mineral property option agreement	$–	$–	$–	$345,000
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$8,190	$–	$254,813	$–
Warrants issued pursuant to prospectus offering	$–	$–	$159,000	$–
Warrants issued for property settlement (note 4(a))	$1,093,000	$–	$1,093,000	$–
Common shares issued for property settlement (note 4(a))	$7,600,000	$–	$7,600,000	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in Canadian Dollars)

Mineral Property Interests	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Burnstone
Assays and analysis	$8,921	$9,705	$63,522	$87,282
Amortization	20,599	–	20,701	–
Bulk sampling	1,291,684	–	1,291,684	–
Drilling	242,621	–	252,304	472,917
Engineering	35,176	351,353	244,794	818,178
Environmental, socio-economic and land	48,009	11,854	119,968	264,749
Equipment rental	6,223	–	10,254	–
Geological	1,796	106,642	115,884	407,300
Graphics	92	2,242	2,806	10,640
Property fees and exploration option payments	(3,602)	92,710	97,142	132,038
Site activities	(73,849)	46,159	94,325	160,081
Transportation	3,565	5,959	5,391	11,531
Exploration expenses before the following	1,581,235	626,624	2,318,775	2,364,716
Stock-based compensation (note 5(c))	222,774	2,987	513,022	(5,626)
Exploration expenses incurred during the period	1,804,009	629,611	2,831,797	2,359,090
Cumulative exploration expenditures beginning of period	22,551,765	20,249,140	21,523,977	18,519,661
Cumulative exploration expenditures, end of period	24,355,774	20,878,751	24,355,774	20,878,751

Hollister
Assays and analysis	3,728	472	4,171	3,705
Drilling	57,261	–	57,261	–
Engineering	38,065	9,855	106,935	39,833
Environmental, socio-economic and land	122,282	39,179	167,200	41,841
Geological	172,771	9,418	231,144	48,281
Graphics	8,921	6,082	17,483	16,029
Property fees and exploration option payments	132,954	142,884	98,996	65,177
Site activities	7,070	2,995	13,444	23,846
Transportation	6,137	2,438	6,657	4,267
Exploration expenses before the following	549,189	213,323	703,291	242,979
Stock-based compensation (note 5(c))	94,956	(431)	155,601	(578)
Exploration expenses incurred during the period	644,145	212,892	858,892	242,401
Cumulative exploration expenditures beginning of period	23,515,170	22,938,160	23,300,423	22,908,651
Cumulative exploration expenditures, end of period	24,159,315	23,151,052	24,159,315	23,151,052

Other
Assays and analysis	23,685	33,872	75,872	38,727
Amortization	503	535	1,505	689
Drilling	31,737	285,548	334,162	298,007
Engineering	50,473	14,939	51,723	20,755
Environmental, socio-economic and land	23,695	795	23,824	795
Equipment rental	2,421	4,193	15,700	13,085
Geological	44,480	81,537	224,306	231,302
Graphics	(571)	101	30,017	7,876
Property fees and exploration option payments	(24)	3,025	1,431	4,258
Site activities	14,063	5,477	116,237	44,535
Transportation	(571)	1,037	22,955	8,583
Proceeds on option agreements	–	–	–	(345,000)
Exploration expenses before the following	189,891	431,059	897,732	323,612
Stock-based compensation (note 5(c))	(79,940)	(414)	198,621	(1,591)
Exploration expenses incurred during the period	109,951	430,645	1,096,353	322,021
Cumulative exploration expenditures beginning of period	1,320,623	(282,070)	334,221	(173,446)
Cumulative exploration expenditures, end of period	1,430,574	148,575	1,430,574	148,575

Total exploration expenses before the following	2,320,315	1,271,006	3,919,798	2,931,307
Stock-based compensation (note 5(c))	237,790	2,142	867,244	(7,795)
Total exploration expenses incurred during the period	2,558,105	1,273,148	4,787,042	2,923,512
Cumulative exploration expenditures beginning of period	47,387,558	42,905,230	45,158,621	41,254,866
Cumulative exploration expenditures, end of period	$49,945,663	$44,178,378	$49,945,663	$44,178,378

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

2.	Equipment

	September 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer	$219,400	$141,780	$77,620	$133,388	$128,835	$4,553
Equipment	1,212,782	20,213	1,192,569	–	–	–
Field	351,360	350,092	1,268	351,360	349,833	1,527
Office	328,942	303,155	25,787	300,678	300,678	–
Vehicles	10,064	335	9,729	–	–	–
	$2,122,548	$815,575	$1,306,973	$785,426	$779,346	$6,080

3.	Investments

	September 30, 2006		December 31, 2005
	Cost	Fair value	Cost	Fair value

Warrants	$–	$–	$179,000	$179,000
Shares	–	–	–	–
	$–	$–	$179,000	$179,000

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The continuity of the number and value of warrants is as follows:

Warrants:	Number of	Carrying
	warrants	value
Balance, December 31, 2005	100,000	$179,000
Cancelled February 2006	(100,000)	–
Received, February 2006	300,000	–
Mark-to-market adjustment, March 2006	–	202,000
Exercised, June 2006	(200,000)	(335,000)
Mark-to-market adjustment, June 2006	–	10,000
Exercised, September 2006	(100,000)	(56,000)
Balance, September 30, 2006	–	$–

At December 31, 2005, the Company held 100,000 warrants of Lumina Copper Corp. ("Old Lumina"). In May 2005, Old Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), all of which are listed on the Toronto Stock Exchange. On February 14, 2006, the Company and Regalito Copper Corp. (“Regalito”), the successor company to Old Lumina, agreed to cancel these warrants and replace them with the following, exercisable until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito were purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito would pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

In June 2006, the Company exercised the warrants in Northern Peru Copper Corp. and Global Copper Corp. All the resulting shares were sold. In September 2006, the Company exercised the warrants in Lumina Resources Corp. and sold the resulting shares.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

4.	Mineral property interests

Mineral Property Acquisition Costs, net	September 30	December 31
	2006	2005

Hollister Gold Property	$3,945,348	$3,945,348
Burnstone Gold Property (note 4(a))	106,964,650	94,684,650
Casino Property	1	1
Kirkland Lake Property	1	1

	$110,910,000	$98,630,000

(a)	Burnstone Gold Property, Republic of South Africa

	September 30	December 31
	2006	2005

Balance, beginning of the year	$94,684,650	$94,684,650

Settlement agreement:
Issuance of 4 million common shares at $1.90	7,600,000	–
Issuance of 2 million share purchase warrants	1,093,000	–
Share and warrant issue costs	23,774	–
Future income tax liability	3,563,226	–

Balance, end of the period	$106,964,650	$94,684,650

In July 2006, the Company issued to the former shareholders of Southgold Exploration (Proprietary) Limited, pursuant to a Settlement Agreement dated May 26, 2006, 4,000,000 common shares and share purchase warrants to purchase 2,000,000 common shares at a price of US$1.80 per share, exercisable until July 18, 2008, in full settlement of all remaining obligations under the original Southgold acquisition agreement. The common shares were valued at their quoted market value and the warrants were valued at an estimated fair value of $1,093,000 (using expected volatility of 56%, risk free interest rate of 4%, dividends of nil, a share price of $1.84 and remaining life of approximately 2 years). The Company has accounted for the above as additional consideration for the shares of Southgold. Accordingly, the consideration together with the related share and warrant issue costs and the future income tax effects have been allocated to the cost of the Burnstone Gold Property.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2005	93,685,379	$161,228,635
Share purchase options exercised (note 5(c))	446,500	617,480
Shares issued for cash, net of share issue costs (note 5(f))	11,200,000	23,038,345
Private placement, net of share issue costs (note 5(g))	3,333,334	7,033,683
Shares issued for Burnstone Property, July 2006 (note 4(a))	4,000,000	7,600,000
Fair value of options allocated to shares on exercise	–	254,813
Balance, September 30, 2006	112,665,213	$199,772,956

(c)	Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2005	$1.41	5,242,000	2.60
Cancelled	$1.45	(209,000)
Exercised	$1.38	(446,500)
Granted	$2.21	5,015,000
Balance, September 30, 2006	$1.83	9,601,500	2.55

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Options outstanding at September 30, 2006 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
November 30, 2006	$1.59	10,000	10,000
November 30, 2006	$1.75	310,000	310,000
November 30, 2006	$1.62	42,500	42,500
September 28, 2007	$1.15	575,000	575,000
December 20, 2007	$1.17	854,000	854,000
December 14, 2007	$1.14	15,000	7,500
December 19, 2008	$1.62	2,100,000	2,100,000
March 31, 2009	$2.07	3,011,000	720,332
March 31, 2009	$2.45	180,000	60,000
April 30, 2009	$2.07	107,500	40,000
April 30, 2009	$2.45	461,500	230,750
December 31, 2010	$1.14	680,000	680,000
April 30, 2011	$2.45	1,255,000	418,333
Total		9,601,500	6,048,415
Average option price		$1.83

At September 30, 2006, there were 6,048,415 options exercisable, with a weighted average exercise price of $1.62.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three and nine months ended September 30 2006 and 2005, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Exploration
Engineering	$64,554	$–	$230,567	$(9.843)
Environmental, socioeconomic and land	2,442	–	8,617	–
Geological	170,794	2,142	628,060	2,048
Exploration	237,790	2,142	867,244	(7,795)
Operations and administration	838,028	121,411	2,031,905	90,528
Total compensation cost recognized in
operations, credited to contributed surplus	$1,075,818	$123,553	$2,899,149	$82,733

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Expected life	2.7 years	2.0 years	3.5 years	2.0 years
Expected volatility	54%	55%	55%	55%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number and value of share purchase warrants on the consolidated balance sheet is as follows:

		Exercise	Number of	Carrying
	Expiry date	price	warrants	value
Balance, December 31, 2005			–	$–
Changes during the period
Warrants issued pursuant to share issuance	May 18, 2007	$2.60	672,000	159,000
(note 5(f))
Warrants issued for Burnstone Property	July 18, 2008	US$1.80	2,000,000	1,093,000
(note 4(a))
Balance, September 30, 2006			2,672,000	$1,252,000

(e)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$5,007,211
Changes during the period
Non-cash stock-based compensation (note 5(c))	2,899,149
Share purchase options exercised, credited to share capital	(254,813)
Balance, September 30, 2006	$7,651,547

The components of contributed surplus are:

	September 30	December 31
	2006	2005
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	8,355,025	5,455,876
Share purchase options exercised, credited to share capital	(924,728)	(669,915)
Total contributed surplus	$7,651,547	$5,007,211

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(f)	Share issuance, May 2006

On May 18, 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options (“warrants”) to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. These warrants have been recorded with an estimated fair value of $159,000 (using expected volatility of 55%, risk free interest rate of 4%, dividends of nil, a share price of $1.90 and remaining life of approximately 1 year). The Company incurred other share issue costs of approximately $491,000 for net cash proceeds of approximately $23,197,000.

(g)	Private placement financing, July 2006

In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of approximately $466,000 for net proceeds of approximately $7,034,000.

6.	Related party balances and transactions

Related party balances	September 30	December 31
	2006	2005
Related party balances receivable
Hunter Dickinson Inc.	$103,994	$–
Plateau Resources (Proprietary) Limited (note 6(a))	35,475	–
	139,469	–

Related party balances payable
Hunter Dickinson Inc.	–	6,399
CEC Engineering Ltd.	1,045	49,561
	$1,045	$55,960

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Reimbursement for third party expenses
and services rendered	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Hunter Dickinson Inc.	$326,152	$233,200	$1,272,309	$793,516
Hunter Dickinson Group Inc.	$–	$3,200	$–	$9,600
CEC Engineering Ltd.	$26,608	$25,623	$108,617	$147,491
Pangea Exploration (Proprietary)
Limited	$(1,644)	$46,504	$34,697	$77,626
Plateau Resources (Proprietary)
Limited (note 6(a))	$7,008	$154,290	$196,510	$147,964

(a)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

7.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at September 30, 2006, the reduction in future income tax liability since December 31, 2005 was due to the decrease in the value of the South African Rand compared to the Canadian dollar and changes in timing differences.

8.	Subsequent Events

Subsequent to September 30, 2006,

	a)	The Company granted 400,000 options with an exercise price of $2.07 per common share and an expiry of October 23, 2009.

	b)	The Company issued 225,000 common shares pursuant to the exercise of options at an exercise price of $1.75 (150,000 options) and $1.15 (75,000 options) (note 5(c)).